Exhibit 4.1

AMENDMENT NO. 1
TO
AMENDED AND RESTATED RIGHTS AGREEMENT

        This AMENDMENT NO. 1 (the “Amendment”) to the Amended and Restated Rights Agreement (the “Rights Agreement”) dated as of January 22, 2001, between IDEXX Laboratories, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”), is entered into as of the 8th day of March, 2005. Capitalized terms not otherwise defined herein shall have the respective meanings given to them in the Rights Agreement.

RECITALS

        WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to amend the Rights Agreement as set forth herein.

        WHEREAS, the Company has requested that the Rights Agreement be amended in accordance with Section 27 of the Rights Agreement, as set forth herein, and the Rights Agent is willing to amend the Rights Agreement as set forth herein.

AGREEMENT

        NOW, THEREFORE, the parties, intending to be legally bound, hereby agree as follows:

1.     Section 1(a) of the Rights Agreement is hereby amended and restated to read in its entirety as follows:

    “(a)        ‘Acquiring Person’ shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 25% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, or (iv) any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall become an ‘Acquiring Person’ as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 25% or more of the shares of Stock of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 25% or more of the shares of Common Stock of the Company then outstanding as the result of an acquisition of Common Stock by the Company and shall, after such acquisition of Common Stock by the Company, become the Beneficial Owner of any additional Common Stock of the Company, then such Person shall be deemed to be an ‘Acquiring Person.’ Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an ‘Acquiring Person,’ as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an ‘Acquiring Person,’ as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an ‘Acquiring Person’ for any purposes of this Agreement unless and until such Person shall again become an ‘Acquiring Person.’"

2.	Except as amended hereby, the Rights Agreement shall remain unchanged and shall remain in full force and effect.

3.	This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

        IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective duly authorized representatives as of the date first above written.

IDEXX LABORATORIES, INC.

By: /s/ Conan R. Deady
Name: Conan R. Deady Title: Vice President, General Counsel and Secretary

AMERICAN STOCK TRANSFER & TRUST COMPANY, As Rights Agent

By: /s/H. J. Lemmer
Name: H. J. Lemmer Authorized Signature